Exhibit 99.1

Annual General Meeting in Forward Pharma A/S

NOTICE TO CONVENE ANNUAL GENERAL MEETING

The annual general meeting in Forward Pharma A/S will be held on

Thursday 4 June 2020 at 2.00 pm (CET)

at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

AGENDA

(a)   The board of directors’ report on the company’s activities in the past financial year.

(b)   Presentation and adoption of the audited annual report;

(c)   Distribution of profit or covering of loss according to the adopted annual report;

(d)   Discharge of the board of directors and the management board;

(e)   Election of members to the board of directors;

(f)    Appointment of auditor;

(g)   Any proposals from the board of directors or shareholders; and

(h)   Any other business.

ELABORATION ON ITEMS ON THE AGENDA

Item (b):

The board of directors proposes that the audited annual report for 2019 is adopted by the general meeting.

Item (c):

The board of directors proposes that the result for the accounting year 2019 be carried forward by transfer to the next financial year.

Item (d):

The board of directors proposes that the discharge of the board of directors and the management board is approved.

Item (e):

All members of the board of directors consisting of Florian Schönharting (chairman), Duncan Charles McNaught Moore, Torsten Goesch, Grant Hellier Lawrence and Jakob Mosegaard Larsen, are up for election. The board of directors proposes re-election of all members of the board of directors. Information about the education, competences and experience of the candidates is included in Appendix 1.

Item (f):

According to clause 13.1 of the articles of association, the company’s auditor is elected for a term of one year. The board of directors proposes that Ernst & Young Godkendt Revisionspartnerselskab, CVR-no. 30700228, is re-elected.

Item (g):

No proposals from the board of directors or shareholders.

Item (h):

No decisions or proposals can be adopted under item ( h).

ADDITIONAL INFORMATION

Majority requirements

All proposals under agenda items (b) – (f) may be adopted by a simple majority of votes.

Share capital

The current share capital of the company is DKK 950,738.64, divided into 95,073,864 shares of DKK 0.01 each. Each share of DKK 0.01 carries one vote.

Record date

The record date is Thursday 28 May 2020 end of day (CET).

Participation and voting rights

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date.

The number of shares held by each shareholder at the record date shall be calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) any notification of ownership received by the company but not yet registered in the company’s register of shareholders.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card

Access to the annual general meeting is conditional on the shareholder having requested an admission card by Friday 29 May 2020 end of day (CET).

Admission cards for the annual general meeting may be obtained by:

-	contacting Forward Pharma A/S by phone +45 33 44 42 42, or
-	returning the attached request for admission card form, duly completed and signed, by email to cbs@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

How to submit a proxy

Proxies shall be submitted by Wednesday 3 June 2020 end of day (CET). Voting instructions by proxy may be completed and submitted by:

-	returning the attached proxy form, duly completed and signed, by email to cbs@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

From shareholders unable to attend the annual general meeting, the board of directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda.

According to Danish law, a proxy issued to the board of directors for the annual general meeting is only valid if it is in writing.

How to vote by correspondence

Shareholders may vote by correspondence no later than Wednesday 3 June 2020 end of day (CET) by:

-	returning the attached voting by correspondence form, duly completed and signed, by email to cbs@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Votes by correspondence cannot be withdrawn.

Information on the website

Further information on the general meeting will be available on www.forward-pharma.com à ‘Investors’ until and including the date of the annual general meeting, including:

-	The notice convening the general meeting;
-	Outline of the total number of shares and voting rights on the date of the notice;
-	The documents to be presented at the general meeting;
-	The agenda and the complete proposals as well as the audited annual report;
-	The forms to be used for voting by proxy or voting by correspondence.

12 May 2020

The board of directors of Forward Pharma A/S

Appendix 1

Florian Schönharting

Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 23 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S (NBOF), NB FP Investment I K/S (NBFPI) and NB FP Investment II K/S (NBFPII). Mr. Schönharting is also manager of Tech Growth Invest ApS. Mr. Schönharting has an M.Sc (Econ) from Copenhagen Business School.

Duncan Moore

Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr Moore was a top ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the Bank Invest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has an M.Phil and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical and Oncology Ventures. In addition, he has board positions at Cycle Pharma and Braidlock.

Torsten Goesch

Dr. Goesch has served on our board of directors since June 2006. He has also been the director of Rosetta Capital I, LP a secondary life sciences investor since 2002. In this function, Dr. Goesch is responsible for the management of several Rosetta Capital I, LP investments and has served as a member of the board of directors of many biopharmaceutical companies, including Enobia Ltd and Cytochroma Ltd. Dr. Goesch is also the founder and former Managing Director of TRG Invest, a Munich-based consulting business serving companies in the life science sector. Additionally, Dr. Goesch served as the General Manager for the German Speaking Countries at Biogen from 1997 to 1999, and before that was the Commercial Head of Merck KGaA's worldwide generics drug business, Merck Generics. He practiced as a physician of internal medicine at the University Hospital Hamburg-Eppendorf from 1988 to 1990, focusing on nephrology, immunology and oncology. Dr. Goesch has a Master of

Management from the J.L. Kellogg Graduate School of Management at Northwestern University, as well as an M.D. and Ph.D. from Heinrich Heine University Dusseldorf.

Grant Hellier Lawrence

Mr. Lawrence has served on our board of directors since July 2015. Mr. Lawrence is currently Managing Director and CFO at Nunc A/S, a Thermo Fisher Scientific company. He has more than 15 years of financial and information technology management experience within global Life Science manufacturing and commercial companies, where he has provided overall leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining Thermo Fisher Scientific, Mr. Lawrence worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence holds a Diploma in Mechanical Engineering (1984) and graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989).

Jakob Mosegaard Larsen

Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korsø Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Legal and Regulatory Committee. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School. From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Korsø Jensen Law Firm LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti - Andersen Korsø Jensen LLP, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.

Ordinær generalforsamling i Forward Pharma A/S

INDKALDELSE TIL ORDINÆR GENERALFORSAMLING

Den ordinære generalforsamling i Forward Pharma A/S afholdes

Torsdag den 4. juni 2020, kl. 14.00

på selskabets adresse, Østergade 24A, 1. sal, 1100 København K, Danmark.

DAGSORDEN

(a)   Bestyrelsens beretning om selskabets virksomhed i det forløbne regnskabsår.

(b)   Fremlæggelse og godkendelse af revideret årsrapport.

(c)   Anvendelse af overskud eller dækning af underskud i henhold til den godkendte årsrapport.

(d)   Meddelelse af decharge til bestyrelsen og direktionen.

(e)   Valg af medlemmer til bestyrelsen.

(f)    Valg af revisor.

(g)   Eventuelle forslag fra bestyrelse og aktionærer.

(h)   Eventuelt.

UDDYBELSE AF PUNKTERNE PÅ DAGSORDENEN

Punkt (b):

Bestyrelsen foreslår, at den reviderede årsrapport for 2019 godkendes af generalforsamlingen.

Punkt (c):

Bestyrelsen foreslår, at resultatet for regnskabsåret 2019 overføres til næste år.

Punkt (d):

Bestyrelsen foreslår, at der meddeles decharge til bestyrelsen og direktionen.

Punkt (e):

Hele bestyrelsen, bestående af Florian Schönharting (formand), Duncan Charles McNaught Moore, Torsten Goesch, Grant Hellier Lawrence og Jakob Mosegaard Larsen er på valg. Bestyrelsen foreslår genvalg af alle bestyrelsesmedlemmer. Nærmere information om kandidaternes uddannelse, kompetencer og erfaring fremgår af bilag 1 (på engelsk).

Punkt (f):

I henhold til punkt 13.1 i vedtægterne vælges selskabets revisor for ét år ad gangen. Bestyrelsen foreslår genvalg af Ernst & Young Godkendt Revisionspartnerselskab, CVR-nr. 30700228.

Punkt (g):

Ingen forslag fra bestyrelse eller aktionærer.

Punkt (h):

Ingen beslutninger eller forslag kan vedtages under punkt (h).

YDERLIGERE INFORMATION

Majoritetskrav

Alle forslag på dagsordenen under pkt. (b) – (f) kan besluttes ved simpelt stemmeflertal.

Aktiekapital

Selskabets nuværende aktiekapital udgør DKK 950.738,64 fordelt på 95.073.864 aktier à nominelt DKK 0,01. Hvert aktiebeløb på nominelt DKK 0,01 giver én stemme.

Registreringsdato

Registreringsdatoen er torsdag den 28. maj 2020 ved dagens udløb.

Deltagelse og stemmerettigheder

En aktionærs ret til at deltage i og stemme på den ordinære generalforsamling fastlægges på baggrund af de aktier, som aktionæren besidder på registreringsdatoen.

De aktier, den enkelte aktionær besidder på registreringsdatoen, opgøres på baggrund af (i) antallet af aktier registreret i selskabets ejerbog samt (ii) eventuelle meddelelser om ejerforhold, som selskabet har modtaget, men som endnu ikke er indført i ejerbogen.

Deltagelse er betinget af, at aktionæren rettidigt har rekvireret et adgangskort.

Rekvirering af adgangskort

Adgang til den ordinære generalforsamling er betinget af, at aktionæren har rekvireret et adgangskort senest fredag den 29. maj 2020 ved dagens udløb.

Adgangskort til den ordinære generalforsamling kan rekvireres:

-	ved at kontakte Forward Pharma A/S pr. telefon +45 33 44 42 42, eller
-	ved at returnere vedlagte bestillingsformular i udfyldt og underskrevet stand pr. e- mail til cbs@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Afgivelse af fuldmagt

Stemmefuldmagter skal være indsendt senest onsdag den 3. juni 2020 ved dagens udløb. Afgivelse af stemmefuldmagt kan ske:

-	ved at returnere vedlagte fuldmagtsformular i udfyldt og underskrevet stand pr. e- mail til cbs@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Fra aktionærer, der er forhindret i at deltage i generalforsamlingen, modtager bestyrelsen gerne en fuldmagt til at afgive de stemmer, der er tilknyttet til aktierne, for at blive bekendt med aktionærernes stillingtagen til dagsordenens forskellige punkter.

I henhold til dansk lovgivning er en fuldmagt udstedt til bestyrelsen til brug for generalforsamlingen kun gyldig, hvis den er skriftlig.

Afgivelse af brevstemme

Aktionærer kan brevstemme indtil senest onsdag den 3. juni 2020 ved dagens udløb:

-	ved at returnere vedlagte brevstemmeformular i udfyldt og underskrevet stand pr. e-mail til cbs@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Brevstemmer kan ikke tilbagekaldes.

Information på hjemmesiden

Yderligere oplysninger om generalforsamlingen vil være tilgængelige på www.forward- pharma.com à ‘Investors’ til og med datoen for den ordinære generalforsamling, herunder:

-	Indkaldelsen,
-	Oversigt over det samlede antal aktier og stemmerettigheder på datoen for indkaldelsen,
-	De dokumenter, der skal fremlægges på generalforsamlingen,
-	Dagsordenen og de fuldstændige forslag samt revideret årsrapport,
-	De formularer, der skal anvendes ved stemmeafgivelse pr. fuldmagt eller skriftligt ved brevstemme.

12. maj 2020

Bestyrelsen i Forward Pharma A/S

Bilag 1

Florian Schönharting

Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 23 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S (NBOF), NB FP Investment I K/S (NBFPI) and NB FP Investment II K/S (NBFPII). Mr. Schönharting is also manager of Tech Growth Invest ApS. Mr. Schönharting has an M.Sc (Econ) from Copenhagen Business School.

Duncan Moore

Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr Moore was a top ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the Bank Invest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has an M.Phil and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical and Oncology Ventures. In addition, he has board positions at Cycle Pharma and Braidlock.

Torsten Goesch

Dr. Goesch has served on our board of directors since June 2006. He has also been the director of Rosetta Capital I, LP a secondary life sciences investor since 2002. In this function, Dr. Goesch is responsible for the management of several Rosetta Capital I, LP investments and has served as a member of the board of directors of many biopharmaceutical companies, including Enobia Ltd and Cytochroma Ltd. Dr. Goesch is also the founder and former Managing Director of TRG Invest, a Munich-based consulting business serving companies in the life science sector. Additionally, Dr. Goesch served as the General Manager for the German Speaking Countries at Biogen from 1997 to 1999, and before that was the Commercial Head of Merck KGaA's worldwide generics drug business, Merck Generics. He practiced as a physician of internal medicine at the University Hospital Hamburg-Eppendorf from 1988 to 1990, focusing on nephrology, immunology and oncology. Dr. Goesch has a Master of Management from the J.L. Kellogg Graduate School of

Management at Northwestern University, as well as an M.D. and Ph.D. from Heinrich Heine University Dusseldorf.

Grant Hellier Lawrence

Mr. Lawrence has served on our board of directors since July 2015. Mr. Lawrence is currently Managing Director and CFO at Nunc A/S, a Thermo Fisher Scientific company. He has more than 15 years of financial and information technology management experience within global Life Science manufacturing and commercial companies, where he has provided overall leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining Thermo Fisher Scientific, Mr. Lawrence worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence holds a Diploma in Mechanical Engineering (1984) and graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989).

Jakob Mosegaard Larsen

Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korsø Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Legal and Regulatory Committee. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School.

From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Korsø Jensen Law Firm LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti-Andersen Korsø Jensen LLP, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.